Exhibit 21.1

Subsidiaries of Alta Global Group Limited

Legal Entity	Jurisdiction of Organization
Wimp 2 Warrior LLC	Delaware
Wimp 2 Warrior (Ireland) Limited	Ireland
Hype.OS, Inc.	Delaware
MMA Group, Inc.	Delaware